United States securities and exchange commission logo





                              December 9, 2021

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-3
                                                            Filed December 1,
2021
                                                            File No. 333-258441

       Dear Mr. Kuang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-3

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Malaysian holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors.
                                                        Provide a
cross-reference to your detailed discussion of risks facing the company and the offering as a result of
this structure.
   2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are
 Lee Chong Kuang
Greenpro Capital Corp.
December 9, 2021
Page 2
      conducting the business operations. Refrain from using terms such as
we    or    our    when
      describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Our Business, page 1

3. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 8

4. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
      You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo, Legal
Branch Chief, at 202-551-3453 if you have questions.



                                                             Sincerely,
FirstName LastNameLee Chong Kuang
                                                             Division of
Corporation Finance
Comapany NameGreenpro Capital Corp.
                                                             Office of
Technology
December 9, 2021 Page 2
cc:       Benjamin A. Tan
FirstName LastName